Exhibit 99.1

16 Abba Eban Blvd., Herzliya Pituach 467256, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 27, 2023
________________________

Dear Otonomo Technologies Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders (the “General Meeting”), of Otonomo Technologies Ltd. (the “Company”), to be held at 4:00 p.m. (Israel time) on July 27, 2023, at the Company’s executive offices at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel.

The General Meeting is being called for the following purposes:

1.
To approve a reverse share split of the Company’s ordinary shares, no par value (the “Ordinary Shares”), at a ratio in the range of 1-for-10 to 1-for-20, which final ratio is to be determined by the board of directors (the “Board”) of the Company or any committee thereof and to amend and restate the Company’s Amended and Restated Articles of Association accordingly, including reducing the Company’s authorized share capital by a corresponding proportion.

2.
To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2023 and for an additional period until the next Annual General Meeting.

3.	To approve the re-election of Mr. Jonathan Huberman and Ms. Vered Raviv Schwarz to the Board until the end of the third annual general meeting held after the date of their re-appointment.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2022.

We are currently unaware of any other matters that may be raised at the General Meeting.  Should any other matters be properly presented at the General Meeting, the persons designated as proxies will vote upon such matters in accordance with own  judgment.

Only holders of record of Company Ordinary Shares at the close of business on June 26, 2023, the record date for the General Meeting (the “Record Date”), are entitled to attend and vote at the General Meeting or any adjournment or postponement thereof.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSALS.

Whether or not you plan to attend the General Meeting, it is important that your Company Ordinary Shares be represented and voted at the meeting. Accordingly, after reading this notice of special general meeting of shareholders and the proxy statement being enclosed, please complete and submit each proxy or voting instruction form that you receive as follows:

If you hold your shares in “street name” through a broker, bank or other nominee on the Nasdaq Stock Market, please vote in accordance with the instructions on the nominee’s voting instructions from(s), which may include instructions about voting by telephone or over the Internet (at www.proxyvote.com). If you hold your shares in “street name”, you may also vote your shares in person at the General Meeting, but you must obtain a “legal proxy” from the bank, broker or other nominee that holds your Company Ordinary Shares directly, giving you the right to vote the shares at the meeting, including a proof of ownership form as of the record date for the General Meeting.

If your Company Ordinary Shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card to grant your voting proxy or proxies directly to each of Mr. Benjamin Volkow, Chairman of the Board of Directors and Chief Executive Officer of the Company and Ms. Maya Nassie- Neeman, General Counsel of the Company, or to vote in person at the General Meeting. If you mail your proxy card in the self-addressed, stamped envelope enclosed with the proxy statement, it or they must be received by Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not later than 9:00 a.m., Eastern time (4:00 p.m. Israel time) on July 25, 2023 (unless waived by the Chairperson of the General Meeting), to be validly included in the applicable tallies of Company Ordinary Shares voted at the General Meeting. Alternatively, if you are delivering or mailing your proxy or proxies to the Company’s offices in Israel (to the address given above), it or they must be received not later than 9:00 a.m., Eastern time (4:00 p.m., Israel time) on July 25, 2023 (unless waived by the Chairperson of the General Meeting).

Sincerely,

Benjamin Volkow,

Chairman of the Board of Directors and Chief Executive Officer

OTONOMO TECHNOLOGIES LTD.

16 Abba Eban Blvd., Herzliya Pituach 467256, Israel

PROXY STATEMENT

 FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 27, 2023

This Proxy Statement is furnished to the holders of ordinary shares, no par value (the “Company Ordinary Shares”), in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on July 27, 2023, at 4:00 p.m. Israel time at the Company’s executive offices at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel.

In this proxy statement, “Otonomo”, “Company”, “we”, “us”, and “our” refer to Otonomo Technologies Ltd.

The Meeting is being called for the following purposes:

1.          To approve a reverse share split of the Company Ordinary Shares, at a ratio in the range of 1-for-10 to 1-for-20, which final ratio is to be determined by the Board, or any committee thereof and to amend and restate the Company’s Amended and Restated Articles of Association accordingly, including reducing the Company’s authorized share capital by a corresponding proportion (the “Reverse Share Split Proposal”); and

2.          To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2023 and for an additional period until the next annual general meeting (the “Appointment of Auditors Proposal”).

3.          To approve the re-election of Mr. Jonathan Huberman and Ms. Vered Raviv Schwarz to the Board until the end of the third annual general meeting held after the date of their re-appointment (the “Re-election of Directors Proposal”, and together with the Reverse Share Split Proposal and the Appointment of Auditors Proposal, the “Proposals”).

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2022.

Shareholders Entitled to Vote; Record Date

Only shareholders of record at the close of business on June 26, 2023, the record date for the General Meeting (the “Record Date”), shall be entitled to receive notice of and to vote at the General Meeting and any continuation, postponement, or adjournment of the General Meeting. Shareholders who, as of the Record Date, held Company Ordinary Shares on Nasdaq through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that are considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the General Meeting but may not vote their shares in person at the meeting without obtaining, prior to the General Meeting, a legal proxy from such bank, broker or other nominee that authorizes them to vote their shares and an account statement showing that they held the shares in their account as of the Record Date. Proxy materials for shareholders who, as of the Record Date, held Company Ordinary Shares registered directly in their name (or in the name of a trustee on their behalf) with Company’s transfer agent, American Stock Transfer & Trust Company, are being sent directly to the shareholders (or to such trustee) by Broadridge Financial Solutions, Inc. and can vote their shares by attending the General Meeting or by completing and signing one or more proxy cards. Alternatively, all of the above-described categories of shareholders as of the Record Date may vote their shares or direct how their shares are voted in other manners without attending the General Meeting, as described below.

As of the Record Date, there were 144,753,988 Company Ordinary Shares issued and outstanding, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Shareholders who hold Company Ordinary Shares that are registered in their name will be receiving a proxy card for their Company Ordinary Shares and will need to complete, sign and submit such proxy card in order to ensure that their shares are voted in the Company Ordinary Share vote that is being held with respect to the Proposals at the General Meeting.

At the General Meeting, our shareholders will be asked:

Recommendations of the Board

The Board recommends that you vote your shares as indicated below. If you return a properly completed proxy card, or vote your shares by telephone or Internet, your Company Ordinary Shares will be voted on your behalf as you direct. If not otherwise specified, the Company Ordinary Shares represented by the proxies will be voted, and the Board of Directors recommends that you vote:

1.	FOR the Reverse Share Split Proposal;

2.	FOR the Appointment of Auditors Proposal; and

3.	FOR the Re-election of Directors Proposal.

Voting Results

The preliminary voting results will be announced at the General Meeting. The final voting results will be published following the General Meeting in a report of Foreign Private Issuer on Form 6-K.

Voting of Proxies and Voting Instructions Forms

Shares held by Company Shareholders of Record

The proxy card will be mailed to Company’s shareholders of record, and can be completed, signed, and returned in the envelope enclosed with the proxy statement.

If you mail your proxy card in the self-addressed, stamped envelope enclosed with the proxy statement, it or they must be received by Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not later than 9:00 a.m., Eastern time (4:00 p.m. Israel time) on July 25, 2023 (unless waived by the Chairperson of the General Meeting), to be validly included in the applicable tallies of Company Ordinary Shares voted at the General Meeting. Alternatively, if you are delivering or mailing your proxy or proxies to the Company’s offices in Israel (to the address given above), it or they must be received not later than 9:00 a.m., Eastern time (4:00 p.m., Israel time) on July 25, 2023 (unless waived by the Chairperson of the General Meeting).

In the alternative to the foregoing voting methods, a proxy card may be presented in person to the chairperson of the General Meeting in order to be counted towards the tally of votes at the meeting. If you are an Otonomo registered shareholder and attend the General Meeting, you may vote in person, and if you do so vote, your proxy will not be used.

Even if you plan to attend the General Meeting, if you hold your shares in your own name as the shareholder of record, please vote your shares using a proxy. Properly executed proxies that do not contain voting instructions will be voted in favor of the Proposals.

Company Shares Held in “Street Name” on Nasdaq

If you hold your shares in “street name” through a broker, bank or other nominee on the Nasdaq Stock Market, please vote in accordance with the instructions on the nominee’s voting instructions from(s), which may include instructions about voting by telephone (as per the directions on the enclosed proxy card) or over the Internet (at www.proxyvote.com). If you hold your shares in “street name”, you may also vote your shares in person at the General Meeting, but you must obtain a “legal proxy” from the bank, broker or other nominee that holds your Company Ordinary Shares directly, giving you the right to vote the shares at the meeting, including a proof of ownership form as of the record date for the General Meeting.

Revoking or Changing Your Vote

Shares Held by Otonomo Registered Shareholders

If you are a shareholder of record of the Company, any proxy that you give pursuant to this solicitation may be revoked by you at any time before it is voted. Proxies may be revoked in one of three ways:

1.          You can send a written notice stating that you would like to revoke your proxy, which notice must be received in our offices before the deadline for receipt of proxies;

2.          You can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or

3.          You can attend the General Meeting and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairperson of the General Meeting and then vote in person. Your attendance at the General Meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to Otonomo in advance of the General Meeting should be delivered to the Company’s principal executive offices, located at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel, Attention: Maya Nassie-Neeman, General Counsel, or hand-delivered to Company’s Chairman of the Board at or before the taking of the vote at the General Meeting.

The Proxy

Mr.  Benjamin  Volkow,  Company’s  Chief  Executive  Officer  and  Chairman  of  the  Board,  and Mrs.  Maya  Nassie-Neeman,  Company’s  General  Counsel,  each  individually,  will  serve  as  proxies  for shareholders of the Company under the enclosed form of proxy with respect to the Proposals to be voted upon at the General Meeting.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies for the General Meeting from Company’s shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses. Arrangements also will be made with bankers, brokers and other nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Company Ordinary Shares held of record by those persons, and the Company will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

The Company has retained D.F. King & Co., Inc., a proxy solicitation firm, to perform various solicitation services in connection with the General Meeting. The Company will pay D.F. King & Co., a customary fee, plus phone and other related expenses, in connection with its solicitation services. D.F. King & Co., Inc. has engaged certain of its employees to assist us in connection with the solicitation of proxies.

This Proxy Statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Quorum and Voting

The quorum required for the General Meeting consists of at least two or more shareholders who are present at the General Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty five percent or more of the voting rights of the Company, and such presence at the General Meeting will constitute a legal quorum. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present half an hour after the scheduled time, the General Meeting will be adjourned to one week from that day, at the same time and place, i.e., August 3, 2023, at our executive offices at 4:00 p.m., at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

The approval of the Proposals requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes. Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s executive offices, c/o Mr. Ben Volkow at Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel, by no later than July 17, 2023. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K and will be made available to the public on the Commission’s website at http://www.sec.gov.

Reporting Requirements

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

Attending the Special Meeting

All Company shareholders,  including  joint  holders,  who held shares of record as of the close of business the Record Date, and other persons holding valid proxies for the General Meeting are entitled to attend the meeting. All shareholders and their proxies should be prepared to present a valid photo identification. In addition, if you are a registered holder of Company Ordinary Shares, your name is subject to verification against the list of registered holders on the Record Date prior to being admitted to the General Meeting. Company’s shareholders who are not registered holders but hold shares on Nasdaq through a bank, broker or other nominee in “street name” and wish to attend the meeting should be prepared to provide proof of beneficial ownership as of the record date, such as a recent account statement as of June 26,  2023, the Record Date, or similar evidence of ownership. A “street name” holder who wishes to vote his, her or its Company Ordinary Shares at the General Meeting will be required to present a “legal proxy” from the bank, broker or other nominee through which the shares are held. If you do not provide photo identification or the foregoing documentation or comply with the other procedures outlined above upon request, you will not be admitted to the General Meeting.

Contact for Questions and Assistance in Voting

If you have a question about the General Meeting or how to vote or revoke a proxy, you should contact:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers call: (212) 269-5550
Call Toll Free: (888) 564-8149
Email: OTMO@dfking.com

Other Matters

The Company is not aware of any other business to be acted upon at the General Meeting. If, however, other matters are properly brought before the General Meeting or any adjournment or postponement of the General Meeting, the persons named as proxy holders will each have discretion to act on those matters, including to vote in their discretion to adjourn or postpone the General Meeting or any adjournment of postponement thereof.

PROPOSAL NO. 1:

THE REVERSE SHARE SPLIT PROPOSAL

Our Board has recommended that our shareholders approve a reverse share split of the Company Ordinary Shares, no par value, at a ratio in the range of 1-for-10 to 1-for-20 (the “Ratio Range”), which final ratio is to be determined by the Board, or a committee thereof (the “Reverse Share Split”) and to amend and restate the Company’s Amended and Restated Articles of Association accordingly, including reducing the Company’s authorized share capital by a corresponding proportion (the “Authorized Share Reduction,” and together with the Reverse Share Split, the “Reverse Share Split Proposal”). On June 19, 2023, the Board unanimously adopted a resolution recommending the shareholders to approve the Reverse Share Split Proposal and directing that it be submitted to our shareholders for approval. If this proposal is approved, the Board, or an authorized committee thereof, in its sole discretion, will have the authority to decide whether to implement the Reverse Share Split Proposal and the exact ratio of the split within the Ratio Range, if they are to be implemented. If the Board or an authorized committee thereof decides to implement the Reverse Share Split Proposal, then the Reverse Share Split will be implemented along with the Authorized Share Reduction, and both will become effective on or prior to August 4, 2023 as determined by the Board or such committee (the “Effective Date”). If the Reverse Share Split and the Authorized Share Reduction are implemented, then the number of the Company Ordinary Shares would be reduced in accordance with the exchange ratio selected by the Board, or a committee thereof, within the Ratio Range (the “Final Ratio”). If the Reverse Share Split and the Authorized Share Reduction are implemented, then we will communicate to the public, following the Effective Date, information regarding the Reverse Share Split and the Authorized Share Reduction, including the Final Ratio.

The Board, in its sole discretion, may elect not to implement the Reverse Share Split and the Authorized Share Reduction. However, the Board believes that having the authority to take such an action is an important proactive step to maintain and build shareholder value.

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this proposal.

Purpose and Background of the Reverse Share Split Proposal

The Board’s primary objective in proposing the Reverse Share Split is to raise the per share trading price of the Company Ordinary Shares. On August 23, 2022, the Company received written notification (the “Notice”) from the Listing Qualifications Department of Nasdaq (the “Nasdaq”) indicating that the Company no longer satisfies Nasdaq Listing Rule 5450(a)(1) based upon a closing bid price of less than $1.00 per share for the Company Ordinary Shares for the prior 30 consecutive business day period. In the Notice, the Company was provided with a grace period of 180 days, or until February 20, 2023, to meet the minimum bid price requirement under the Nasdaq Listing Rules. Effective as of January 9, 2023, the Company moved the listing of the Company Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market and requested from the Nasdaq an additional 180-day compliance period to meet the minimum bid price. On February 21, 2023, Nasdaq notified the Company that it had determined that the Company was eligible for an additional 180-calendar day period, or until August 21, 2023, to regain compliance. If compliance cannot be demonstrated by August 21, 2023, Company’s securities will be delisted.

The Board believes that the continued listing of the Company Ordinary Shares on the Nasdaq is beneficial for our shareholders and that the anticipated increased market price of the Company Ordinary Share that may result from the Reverse Share Split may enhance the Company’s ability to regain compliance with the Nasdaq’s minimum share price requirements for continued listing.

The purpose of seeking shareholder approval of exchange ratios within the Ratio Range (rather than a fixed exchange ratio) is to provide the Company with the flexibility to achieve the desired results of the Reverse Share Split. If the shareholders approve this proposal, then the Board or an authorized committee thereof, in its sole discretion, would effect the Reverse Share Split and the Authorized Share Reduction only upon the determination by the Board or an authorized committee thereof that such action would be in the best interests of the Company and our shareholders at that time. If the Board, or an authorized committee thereof, were to effect the Reverse Share Split and the Authorized Share Reduction, then the Board or such committee would select the Final Ratio to be effected on the Effective Date. No further action on the part of shareholders would be required to either implement or abandon the Reverse Share Split and the Authorized Share Reduction. If the shareholders approve the proposal, and the Board or an authorized committee thereof determines to effect the Reverse Share Split and the Authorized Share Reduction, we would communicate to the public, prior to the Effective Date, additional details regarding the Reverse Share Split and the Authorized Share Reduction, including the Final Ratio selected by the Board or an authorized committee thereof. The Board reserves its right, notwithstanding shareholder approval and without further action by the shareholders, to elect not to proceed with the Reverse Share Split and the Authorized Share Reduction if, at any time prior to the Effective Date, it determines, in its sole discretion, that this proposal is no longer in the best interests of the Company and our shareholders.

The Reverse Share Split Proposal is not being proposed in response to any effort of which we are aware to accumulate shares of our outstanding Company Ordinary Shares or obtain control of the Company, nor is it a plan by management to recommend such actions to our Board or our shareholders.

Material Effects of Reverse Share Split Proposal

The Board believes that the Reverse Share Split will increase the price level of the Company Ordinary Shares in order to, among other things, enhance the Company ability to regain compliance with the minimum share price requirements for continued listing on the Nasdaq. The Board cannot predict, however, the effect of the Reverse Share Split upon the market price for the Company Ordinary Share, and the history of similar reverse share splits for companies in like circumstances is varied. The market price per share of the Company Ordinary Shares after the Reverse Share Split may not rise in proportion to the reduction in the number of Company Ordinary Shares outstanding resulting from the Reverse Share Split, or remain at an increased level for any period, which would reduce the market capitalization of the Company. Also, there is no assurance that the market price per Company Ordinary Share would not decline below the anticipated share price following the Reverse Share Split or that the trading price would remain above the threshold required for continued listing on the Nasdaq. The market price of the Company Ordinary Shares may also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding, the effect of which the Board cannot predict. In addition, the fewer number of Company Ordinary Shares that will be available to trade will possibly cause the trading market of the Company Ordinary Share to become less liquid, which could have an adverse effect on the price of the Company Ordinary Share.

The Reverse Share Split will affect all shareholders of the Company uniformly and will not affect any shareholder’s percentage ownership interests or proportionate voting power, except to the extent that the Reverse Share Split results in any shareholders owning a fractional share. No fractional shares will be issued in connection with the Reverse Share Split (see below under ‘Fractional Shares’). The principal effect of the Reverse Share Split will be that the number of Company Ordinary Shares issued and outstanding will be reduced from 144,753,988 Company Ordinary Shares as of the Record Date by the Ratio Range of 1-for-10 to 1-for-20 shares, depending on the Final Ratio chosen by the Board, or an authorized committee thereof.

The Reverse Share Split will also affect the outstanding options, warrants, restricted share units and other convertible securities (if any) (collectively, the “Outstanding Equity Rights”). Generally, the plans and other documents pertaining to our Outstanding Equity Rights include provisions providing for adjustments in the event of a reverse share split in order to maintain the same economic effect. Specifically, and without derogating from the generality of the aforesaid, the exercise price and/or purchase price, as the case may be, and the number of Company Ordinary Shares issuable pursuant to Outstanding Equity Rights will be adjusted pursuant to the terms of such instruments in connection with the Reverse Share Split.

The Reverse Share Split may result in some shareholders owning “odd lots” of less than 100 Company Ordinary Shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Authorized Share Reduction

In connection with the Reverse Share Split, the Board also believes it is in the best interests of our shareholders to decrease, in proportion to the Final Ratio, the share capital that the Company is authorized to issue. The Board believes that effecting the Authorized Share Reduction in connection with the Reverse Share Split will maintain alignment with market expectations regarding the authorized share capital in comparison to the number of shares issued or reserved for issuance and ensure that the Company does not have what some shareholders might view as an unreasonably high number of authorized Company Ordinary Shares that are unissued or reserved for issuance following the Reverse Share Split.

We are currently authorized under our Amended and Restated Articles of Association to issue up to a total of 450,000,000 shares, comprised of 450,000,000 Company Ordinary Shares. If the Board or an authorized committee thereof decides to implement the Reverse Share Split, then the Reverse Share Split will be implemented along with the Authorized Share Reduction upon the Effective Date. Upon the Effective Date, the Reverse Share Split will be implemented as set forth above, and the total authorized share capital of the Company will be reduced in accordance with the Final Ratio and proportionate to the Reverse Share Split from the current total of 450,000,000 Company Ordinary Shares to between 45,000,000 and 22,500,000 Company Ordinary Shares.

Procedure for Effecting Reverse Split and Authorized Share Reduction

If the Reverse Share Split Proposal is approved by the Company’s shareholders, and the Board or an authorized committee thereof determines it is in the best interests of the Company and our shareholders to effect the Reverse Share Split and the Authorized Share Reduction, then the Reverse Share Split and the Authorized Share Reduction would become effective at the Effective Date.

As soon as practicable after the Effective Date, shareholders will be notified that the Reverse Share Split has been effected. American Stock Transfer & Trust Company, LLC, the Company’s transfer agent, will act as exchange agent for purposes of implementing the exchange. Shareholders whose shares are held by a brokerage firm, bank or other similar organization do not need to take any action with respect to the exchange. These shares will automatically reflect the new quantity of shares based on the Reverse Share Split. However, these brokerage firms, banks or other similar organizations may have different procedures for processing the Reverse Share Split, and shareholders whose shares are held by a brokerage firm, bank or other similar organization are encouraged to contact their brokerage firm, bank or other similar organization. Certain registered holders of Company Ordinary Shares hold some or all of their respective shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of our Company Ordinary Shares. Shareholders who hold shares electronically in book-entry form with the transfer agent will not need to take action to receive whole shares of post-Reverse Share Split Company Ordinary Shares because the exchange will be automatic.

Fractional Shares

No fractional shares will be issued as a result of the Reverse Split. In accordance with the Company’s Amended and Restated Articles of Association, all fractional shares will be rounded to the nearest whole share (half-shares will be rounded up).

Criteria to Be Used for Decision to Proceed with the Reverse Share Split and the Authorized Share Reduction

If the shareholders approve the Reverse Share Split Proposal, then the Board or an authorized committee thereof will be authorized to proceed with the Reverse Share Split and the Authorized Share Reduction. In determining whether to proceed with the Reverse Share Split and the Authorized Share Reduction and setting the Final Ratio, if any, the Board, or an authorized committee thereof will consider a number of factors, including Nasdaq listing requirements, market conditions, existing and expected trading prices of the Company Ordinary Shares, and actual or forecasted results of operations.

No Appraisal Rights

No appraisal rights are available under the Companies Law or under the Company’s Amended and Restated Articles of Association to any shareholders who dissents from the proposal to approve Reverse Share Split Proposal, and the Company does not intend to independently provide shareholders with any such right.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax considerations to U.S. Holders (as defined below) of the Reverse Share Split if the Reverse Share Split Proposal is approved and effected. This section applies only to U.S. Holders that hold their Company Ordinary Shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). The following discussion does not address any U.S. federal income tax considerations relating to the Company’s pending merger transaction with Urgently Inc. (the “Merger”), which are addressed in filings by the parties relating to the Merger. For purposes of the following discussion, it is assumed that the Reverse Share Split would be completed prior to the closing of the Merger.

This discussion is included for general informational purposes only, does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a U.S. Holder, and does not constitute, and is not, a tax opinion for or tax advice to any particular U.S. Holder. This discussion is limited to U.S. federal income tax considerations and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of its particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to U.S. Holders that are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules with respect to Company Ordinary Shares;

•	persons required to accelerate the recognition of any item of gross income with respect to Company Ordinary Shares as a result of such income being recognized on an applicable financial statement;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	mutual funds;

•	pension plans;

•	regulated investment companies or real estate investment trusts;

•	partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes);

•	U.S. expatriates or former long-term residents of the United States;

•	persons that directly, indirectly or constructively own ten percent or more (by vote or value) of the Company’s capital stock;

•	S corporations;

•	trusts and estates;

•	persons that acquired their Company Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•
persons that hold Company Ordinary Shares as part of a straddle, constructive sale, constructive ownership transaction, hedging, wash sale, synthetic security, conversion or other integrated or similar transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; or

•	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Company Ordinary Shares, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Company Ordinary Shares and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein.

As used herein, a “U.S. Holder” is a beneficial owner of Company Ordinary Shares who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

General Treatment of the Reverse Share Split. If the Reverse Share Split Proposal is approved and effected, the Company intends to treat the Reverse Share Split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. However, the Company has not sought, and does not intend to seek, any rulings from the IRS or any opinions of counsel regarding the qualification of the Reverse Share Split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. There can be no assurance that the IRS will not take any position inconsistent with the qualification of the Reverse Share Split as a  “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code.

Neither the Company, nor any of its advisors or affiliates, make  any representation or provide any assurance regarding the tax consequences of the Reverse Share Split, including whether the Reverse Share Split qualifies as a “recapitalization” under Section 368(a)(1)(E) of the Code. Each U.S. Holder is urged to consult its tax advisors with  respect  to  the  qualification  of  the Reverse Share Split as a “recapitalization”  under  Section  368(a)(1)(E) of the Code and the tax consequences to them if the Reverse Share Split does not so qualify. The remainder of this discussion assumes the Reverse Share Split qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code.

Consequences to U.S. Holders. Assuming the Reverse Share Split qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code, subject to the discussion below under “Passive Foreign Investment Company Rules,” and except as described below with regard to the rounding of fractional Company Ordinary Shares to the next whole share, a U.S. Holder (i) should not recognize any gain or loss as a result of the Reverse Share Split, (ii) such U.S. Holder’s aggregate tax basis in the Company Ordinary Shares deemed received pursuant to the Reverse Share Split should equal the U.S. Holder’s aggregate tax basis in the Company Ordinary Shares deemed surrendered in exchange therefor, and (iii) such U.S. Holder’s holding period for the Company Ordinary Shares deemed received pursuant to the Reverse Share Split should include the U.S. Holder’s holding period for the Company Ordinary Shares deemed surrendered in exchange therefor. Special tax basis and holding period rules apply to U.S. Holders that acquired different blocks of Company Ordinary Shares at different prices or at different times. U.S. Holders are urged to consult their tax advisors as to the applicability of these special rules to their particular circumstances.

The U.S. federal income tax consequences to U.S. Holders of fractional Company Ordinary Shares immediately before the Reverse Share Split will depend on whether such fractional Company Ordinary Shares are rounded up or down to the next whole Company Ordinary Share and such consequences are subject to the discussion below under “Passive Foreign Investment Company Rules”.

With respect to fractional Company Ordinary Shares rounded up to the next whole share, the U.S. federal income tax treatment is uncertain. The IRS may take the position that the rounding up results in a distribution to a U.S. Holder whose proportionate interest in the earnings and profits of the Company is increased thereby. If the IRS were to successfully assert this position, the fair market value of an additional fraction of a Company Ordinary Share received by such U.S. Holder would constitute a dividend to the extent of the current and accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles. Any such dividend would likely be immaterial in amount. U.S. Holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of fractional shares being rounded to the next whole Company Ordinary Share.

With respect to fractional Company Ordinary Shares rounded down to the next whole Company Ordinary Share, the U.S. federal income tax treatment is uncertain. Each U.S. Holder who would have otherwise received a fractional Company Ordinary Share pursuant to the Reverse Share Split are urged to consult its tax advisors regarding whether to allocate its aggregate tax basis in its Company Ordinary Shares immediately prior to the Reverse Share Split entirely to its Company Ordinary Shares immediately after the Reverse Share Split or, alternatively, whether the U.S. Holder should allocate a portion of such aggregate tax basis to the fractional Company Ordinary Share which it would have received had its Company Ordinary Shares not been rounded down to the nearest whole number pursuant to the Reverse Share Split and recognize a loss on such fractional Company Ordinary Share equal to the tax basis so allocated.

Certain Reporting Requirements. If a U.S. Holder holds five percent or more of the Company Ordinary Shares prior to the Reverse Share Split, or if the U.S. Holder holds other securities of the Company prior to the Reverse Share Split with a tax basis of $1 million or more, such U.S. Holder will be required to file with U.S. federal income tax return for the year in which the Reverse Share Split occurs a statement setting forth certain information relating to the Reverse Share Split (including the fair market value, prior to the Reverse Share Split, of the Company Ordinary Shares surrendered in the Reverse Share Split and the U.S. Holder’s tax basis, prior to the Reverse Share Split, in Company Ordinary Shares or other Company securities), and to maintain permanent records containing such information.

Passive Foreign Investment Company Rules. The U.S. federal income tax consequences of the Reverse Share Split could be materially different from that described above if the Company is, as it believes it has been and likely will continue to be, treated as a PFIC for U.S. federal income tax purposes.

A non-U.S. corporation generally will be a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of its assets (determined based on a quarterly average) are held for the production of, or produce, passive income (such test described in clause (ii), “Asset Test”). Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds, directly or indirectly, a 25% or greater interest by value of the stock. While the Asset Test is generally performed based on the fair market value of the assets, special rules apply with respect to the Asset Test in the case of the assets held by controlled foreign corporations.

Based on the composition of the Company’s income and assets, and the market value of its shares and assets (including unbooked goodwill), including the composition of income and assets and the market value of shares or assets, as applicable, of its subsidiaries, the Company believes it was a PFIC for its taxable year ended December 31, 2022 and, based on the current and anticipated composition of its and its subsidiaries’ income, assets and operations, the Company believe there is a significant risk that it will continue to be a PFIC for its current taxable year. However, there can be no assurances in this regard, because PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of a company’s income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year, and is thus subject to significant uncertainty.

Although PFIC status is determined annually, the Company will generally continue to be treated as a PFIC in subsequent years in the case of a U.S. Holder who held Company Ordinary Shares while the Company was a PFIC, whether or not the Company meets the test for PFIC status in those subsequent years. If the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Company Ordinary Shares (which under certain proposed Treasury Regulations includes the holding period of options or warrants exchanged for such Company Ordinary Shares) and the U.S. Holder did not make either an applicable PFIC election (or elections), as further described below, for the first taxable year in which the Company was were treated as a PFIC during such holding period, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Company Ordinary Shares (which may include gain realized by reason of transfers or deemed transfers of Company Ordinary Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of Company Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Company Ordinary Shares).

Under these rules:

•
the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Company Ordinary Shares (which may include the U.S. Holder’s holding period for options or warrants exchanged for Company Ordinary Shares);

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which it is a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

If the Company is a PFIC and, at any time, owns equity in a non-U.S. corporation that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if the Company receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that the Company will have timely knowledge of the status of any such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

The impact of the PFIC rules described above on a U.S. Holder of Company Ordinary Shares will depend on whether the U.S. Holder makes or has made a timely and effective election to treat us as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Company Ordinary Shares during which the Company was a PFIC (a “QEF Election”) or, if (i) in a later taxable year or (ii) following the exchange of options or warrants for Company Ordinary Shares, the U.S. Holder made a QEF Election along with a purging election creating a deemed sale or deemed dividend. Generally, a QEF Election is required to be filed not later than the deadline for filing the tax return of the electing shareholder for the tax year in which the Company first became a PFIC and during which such shareholder owned Company Ordinary Shares. Moreover, annual filings are required by such electing shareholder for subsequent years during which the Company is a PFIC.

A U.S. Holder’s ability to make a timely and effective QEF Election with respect to the Company is contingent upon, among other things, the provision by the Company of a “PFIC Annual Information Statement” to such U.S. Holder. The Company will endeavor to provide PFIC Annual Information Statements, upon request, to U.S. Holders with respect to each taxable year for which the Company determines it is or was a PFIC. There is no assurance, however, that the Company will timely provide such information. Because the Company will provide the PFIC Annual Information Statement only upon request, any U.S. Holder planning to make a QEF Election is urged to consult its tax advisors and contact the Company if it plans to make a QEF Election.

A U.S. Holder with a valid QEF Election in effect with respect to the Company generally would not be subject to the adverse PFIC rules discussed above with respect to its Company Ordinary Shares, but rather would include annually in gross income its pro rata share of the Company’s ordinary earnings and net capital gain, whether or not such amounts are actually distributed. Moreover, if any of the Company’s non-U.S. subsidiaries is determined to be a PFIC, certain special rules may apply.

The impact of the PFIC rules on a U.S. Holder shares may also depend on whether the U.S. Holder has made a mark-to-market election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (a “MTM Election”). No assurance can be given that the Company Ordinary Shares are considered to be marketable stock for purposes of the MTM Election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders generally will not be subject to the special taxation rules of Section 1291 of the Code discussed herein with respect to the disposition of their Company Ordinary Shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Company Ordinary Shares at the end of its taxable year over its adjusted basis in its Company Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its Company Ordinary Shares over the fair market value of its Company Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM Election). The U.S. Holder’s basis in its Company Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Company Ordinary Shares will be treated as ordinary income. However, if the MTM Election is not made by a U.S. Holder with respect to the first taxable year of its holding period for the PFIC stock (which, under certain proposed Treasury Regulations, would include its holding period for warrants exchanged for such PFIC stock), then the Section 1291 rules discussed above will apply to certain dispositions of, distributions on and other amounts taxable with respect to Company Ordinary Shares.

Effect of PFIC Rules on Reverse Share Split. The tax consequences of the Reverse Share Split to a U.S. Holder could be materially different from those described above if the Company, as it believes it has been and likely will continue to be, treated as a PFIC for U.S. federal income tax purposes. Even if the Reverse Share Split qualifies as a “recapitalization” under Section 368(a)(1)(E) of the Code, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code (the “Nonrecognition Rule”). No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized, unless an exception applied, those proposed Treasury Regulations may require gain recognition to U.S. Holders as a result of the Reverse Share Split if the Company was classified as a PFIC at any time during such U.S. Holder’s holding period of the Company Ordinary Shares and such U.S. Holder had not made a valid QEF Election (or QEF Election and applicable purging election) or MTM Election. The tax on any such recognized gain would be imposed on the basis of the adverse rules set forth above with respect to transfers of PFIC stock and/or “excess distributions.”

Notwithstanding the Nonrecognition Rule described above, the proposed Treasury Regulations under Section 1291(f) provide certain exceptions to the Nonrecognition Rule. One such exception to the Nonrecognition Rule applies if stock (or, under certain proposed Treasury Regulations) of a PFIC is exchanged for stock of the same or another corporation that is a PFIC on the day after the relevant nonrecognition transfer (the “Continued Ownership Exception”). While subject to uncertainty, it is expected that the Continued Ownership Exception as promulgated under the proposed Treasury Regulations would apply to a U.S. Holder with respect to the Reverse Share Split.

It is difficult to predict whether, in what form and with what effective date, applicable final Treasury Regulations may be adopted or how any such final Treasury Regulations would apply to the Reverse Share Split.

PFIC Reporting Requirements. A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether mark-to-market or any other election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until after such required information is furnished to the IRS.

The rules and proposed treasury regulations governing PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, all U.S. Holders are urged to consult their tax advisors concerning the application of the PFIC rules to the Reverse Share Split.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ALL HOLDERS ARE  URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT PROPOSAL IF APPROVED AND EFFECTED.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences for Israeli shareholders is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended (the “Tax Ordinance”), and is for general information only.

Generally, a reverse share split should not result in the recognition of gain or loss for Israeli income tax purposes, except with respect to any Company Ordinary Shares issued, or payment made, as a result of rounding of fractional shares, if any, as may be determined by our Board (but see above under ‘Fractional Shares’). The adjusted tax basis of the aggregate number of new Company Ordinary Shares should be the same as the adjusted tax basis of the aggregate number of Company Ordinary Shares held by a shareholder immediately prior to the Reverse Share Split, and the holding period of the Company Ordinary Shares after the Reverse Share Split should include the holding period of the Company Ordinary Shares held prior to the Reverse Share Split. No gain or loss should be recognized by the Company as a result of the Reverse Share Split.

THE FOREGOING DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL ISRAELI TAX CONSEQUENCES TO THE COMPANY’S SHAREHOLDERS RELATING TO THE REVERSE SHARE SPLIT. THIS SUMMARY DOES NOT DISCUSS ALL THE ASPECTS OF ISRAELI TAX LAW THAT MAY BE RELEVANT TO A PARTICULAR PERSON IN LIGHT OF THEIR, HIS OR HER PERSONAL CIRCUMSTANCES. THE DISCUSSION SHOULD NOT BE CONSTRUED AS LEGAL OR PROFESSIONAL TAX ADVICE AND DOES NOT COVER ALL POSSIBLE TAX CONSIDERATIONS, AND EACH SHAREHOLDER IS URGED TO CONSULT ITS TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT TO SUCH SHAREHOLDER.

It is proposed that at the General Meeting, the following resolution be adopted:

 “RESOLVED, to approve a reverse share split of the Company’s ordinary shares, no par value, at a ratio in the range of 1-for-10 to 1-for-20 , which final ratio is to be determined by the Board, or a committee thereof and to amend and restate the Company’s Amended and Restated Articles of Association accordingly, including reducing the Company’s authorized share capital by a corresponding proportion.”

THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE REVERSE SHARE SPLIT PROPOSAL.

PROPOSAL NO. 2:

APPOINTMENT OF AUDITORS PROPOSAL

Under the Companies Law and the Company’s Amended and Restated Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. At the General Meeting, shareholders will be asked to approve and ratify the appointment Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company's auditors for the year ending December 31, 2023 and for an additional period until the next annual general meeting. Somekh Chaikin has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission.

It is proposed that at the General Meeting, the following resolution be adopted:

 “RESOLVED, that Somekh Chaikin be, and hereby is, appointed as the auditors of the Company for the year 2023 and for an additional period until the next Annual General Meeting.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF AUDITORS PROPOSAL.

PROPOSAL NO. 3:

RE-ELECTION OF DIRECTORS PROPOSAL

According to the Company’s Amended and Restated Articles of Association, the Company’s directors are divided into three groups with staggered three-year terms. The three-year term of service of each group of directors expires at successive annual general meetings, at which time the directors of such group may be re-nominated to serve until the end of the third annual general meeting held after the date of their appointment. Mr. Jonathan Huberman and Ms. Vered Raviv Schwarz (the “Nominees”) are existing directors of the Company, and both have been nominated by the Board to continue to serve as directors until the end of the third annual general meeting held after the date of their appointment. At the General Meeting, shareholders will be asked to approve the re-election of the Nominees to the Board of Directors of the Company until the end of the third annual general meeting held after the date of their re-appointment.

The following information with respect to the Nominees is supplied based upon the information furnished to the Company by the Nominees:

Mr. Huberman has served as a member of the Company’s Board of Directors since August 13, 2021 (which is dated in which the closing of the business combination agreement, dated as of January 31, 2021, by and among Software Acquisition Group Inc. II, a  Delaware Corporation (“SWAG”), the Company and Butterbur Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company occurred). Mr. Huberman previously served as SWAG’s Chairman, Chief Executive Officer and Chief Financial Officer since inception and has over 25 years of high-tech business leadership experience. Previously, Mr. Huberman served as an officer and director of Software Acquisition Group Inc., a blank check company, which in October 2020 successfully closed its business combination with CuriosityStream Inc. (Nasdaq: CURI) (“CuriosityStream”), a global streaming media service that provides factual content on demand. Mr. Huberman currently serves on the board of directors of CuriosityStream. From 2017 to 2019 Mr. Huberman was Chief Executive Officer of Ooyala, a provider of media workflow automation, delivery and monetization solutions, which he and Mike Nikzad, SWAG’s Vice President of Acquisitions and Director, acquired from Telstra in 2018. Together with Mr. Nikzad, they turned around an underperforming company and sold Ooyala’s three core business units to Invidi Technologies, Brightcove (Nasdaq: BCOV) and Dalet (EPA: DLT), major players in the same sector. Previously, Mr. Huberman served as the Chief Executive Officer of Syncplicity, a SaaS enterprise data management company, which he sourced and acquired from EMC and engineered an exit to Axway (EPA: AXW). Prior to this, from 2013 to 2015, Mr. Huberman was the Chief Executive Officer of Tiburon, an enterprise software company serving the public safety sector which he sold to Tritech Systems, and before that he was the Chief Executive Officer at Iomega Corporation (NYSE: IOM), a consumer and distributed enterprise storage solutions provider. After Iomega was acquired by EMC Corporation in 2008, Mr. Huberman served as President of the Consumer and Small Business Division of EMC. In addition to his experience leading turnarounds and exits at five technology companies, Mr. Huberman spent nine years as an investor for the Bass Family interests where he led investments in private and public companies. He also had senior roles leading the operations of the technology investments of the Gores Group and Skyview Capital. In the last five years he has served as a director of Aculon, Inc., a privately held provider of easy-to-apply nanotech surface-modification technologies, as well as Venture Corporation Limited (SGX: V03) a high-tech design and manufacture firm based in Singapore. Mr. Huberman holds a Bachelor of Arts in Computer Science from Princeton University and an MBA from The Wharton School at the University of Pennsylvania.

Ms. Raviv Schwarz has served as a member of the Company’s Board of Directors August 13, 2021 (which is dated in which the closing of the business combination agreement, dated as of January 31, 2021, by and among Software Acquisition Group Inc. II, a  Delaware Corporation (“SWAG”), the Company and Butterbur Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company occurred). Ms. Schwarz is the President and Chief Operating Officer of Guesty, Inc., a property management platform for short-term and vacation rentals. Prior to her time at Guesty, Ms. Schwarz served as the Chief Operating Officer of Fiverr, an online marketplace for freelance services, from 2012 to 2018. Before Fiverr, Ms. Schwarz served as the General Counsel and Vice President of Global Operations at Kenshoo and MediaMind (Sizmek Inc.) and as the Vice President of Legal Affairs at Radware Ltd. Prior to joining Radware Ltd, Ms. Schwarz practiced as a lawyer, specializing in corporate law, mergers and acquisitions and initial public offerings. Ms. Schwarz holds an LL.B and an LL.M in Commercial Law from Tel Aviv University.

The Company is not aware of any reason why the Nominees, if elected, should not be able to continue to serve as directors. Mr. Jonathan Huberman and Ms. Raviv Schwarz have attested to the Board and to the Company that they meet all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

“RESOLVED, that Mr. Jonathan Huberman and Ms. Vered Raviv Schwarz each be re-elected to hold office as directors of the Company until the end of the third annual meeting held after the date of his/herr re-appointment.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE RE-ELECTION OF DIRECTORS PROPOSAL.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information relating to the beneficial ownership of Company Ordinary Shares as of June 1, 2023 by:

•          each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding Company Ordinary Shares;

•          each member of our board of directors and each of our other executive officers; and

•          all of our directors and executive officers as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Company Ordinary Shares beneficially owned is determined in accordance with Rule 13d‑3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Company Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Company Ordinary Shares which the holder has the right to acquire within 60 days of June 1, 2023 through the exercise of any option, conversion or any other right.

The beneficial ownership of Company Ordinary Shares is based on 144,723,794 Company Ordinary Shares issued and outstanding as of June 1, 2023.

Unless otherwise noted, the business address of each beneficial owner is c/o Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel.

Name and address of beneficial owner	Number of Ordinary Shares	%
Directors and Executive Officers
Ben Volkow(1)	16,804,343	11.61%
Bonnie Moav(2)	502,234	*
Aldo Monteforte(3)	1,083,989	*
Andrew Geisse(4)	4,359,150	3%
Meir Moshe(5)	138,462	*
Benny Schnaider(6)	1,057,389	*
Vered Raviv Schwarz(7)	156,462	*
Jonathan Huberman(8)	5,356,462	3.7%
All executive officers and directors as a group (8 persons)	29,458,491	20.3%
Five Percent or More Holders
Aptiv Financial Services (Luxembourg) S.à.r.l.(9)	9,398,274	6.5%
Mithaq Capital SPC(10)	33,310,690	23%
______________
*	less than 1%

(1)	Consists of 16,480,079 Company Ordinary Shares held directly by Mr. Volkow and 324,264 Company Ordinary Shares subject to options and RSUs exercisable within 60 days of June 1, 2023.

(2)	Consists of Company Ordinary Shares subject to options and RSUs exercisable within 60 days of June 1, 2023.

(3)	Consists of 982,171 Company Ordinary Shares held directly by Mr. Monteforte and 101,818 Company Ordinary Shares subject to RSUs exercisable within 60 days of June 1, 2023.

(4)
Consists of: (a) 1,044,697 Company Ordinary Shares held by Andrew M and Jane S Geisse 2000 Trust (Mr. Geisse is affiliated with Andrew M and Jane S Geisse 2000 Trust and may be deemed to have beneficial ownership with respect to these shares); (b) 3,136,751 Company Ordinary Shares subject to options and RSUs exercisable within 60 days of June 1, 2023; and (c) 177,702 Company Ordinary Shares granted to Marla Bay Advisors, LLC subject to options exercisable within 60 days of June 1, 2023 (Mr. Geisse is affiliated with Marla Bay Advisors, LLC and may be deemed to have beneficial ownership with respect to these options).

(5)	Consists of Company Ordinary Shares subject to options and RSUs exercisable within 60 days of June 1, 2023.

(6)	Consists of: (a) 554,110 Company Ordinary Shares held by Mr. Schnaider; and (b) 503,279 Company Ordinary Shares subject to options or RSUs exercisable within 60 days of June 1, 2023.

(7)	Consists of Company Ordinary Shares subject to options and RSUs exercisable within 60 days of June 1, 2023.

(8)
Consists of: (a) 5,200,000 Company Ordinary Shares underlying warrants exercisable within 60 days of June 1, 2023 held by Software Acquisition Holdings II LLC, of which Mr. Huberman is a member;; and (b) 156,462 Company Ordinary Shares subject to RSUs exercisable within 60 days of June 1, 2023. Mr. Huberman disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The business address for Mr. Huberman is 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada 89135.

(9)
According to the Schedule 13G/A filed on February 2, 2023, Aptiv PLC (NYSE: APTV) is the ultimate beneficial owner of Aptiv Financial Services (Luxembourg) S.à.r.l. The members of the board of directors of Aptiv PLC may be deemed to have shared voting and dispositive control over the shares. The members of the board of directors of Aptiv PLC are Kevin P. Clark, Richard L. Clemmer, Nancy E. Cooper, Joseph L. (Jay) Hooley, Merit E. Janow, Sean O. Mahoney, Paul M. Meister, Robert K. (Kelly) Ortberg, Colin J. Parris, and Ana G. Pinczuk. The business address of each of the foregoing is 5 Hanover Quay, Grand Canal Dock, Dublin, D02 VY79, Ireland.

(10)
According to the Schedule 13D/A filed on August 10, 2022 by Mithaq Capital SPC, Mithaq Capital SPC, Turki Saleh A. AlRajhi and Muhammad Asif Seemab have shared voting and dispositive power over 33,310,690 Company Ordinary Shares. The business address of Mithaq Capital SPC and the other beneficial owners is Mithaq Capital SPC, c/o Synergy, Anas Ibn Malik Road, Al Malqa, Riyadh 13521, Saudi Arabia.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Sincerely,

Benjamin Volkow,

Chairman of the Board of Directors and Chief Executive Officer

Appendix A

Statement

The undersigned, ____________________, hereby declares to Otonomo Technologies Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

Date: __________________
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1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

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